[Quarles & Brady LLP letterhead]
July 1, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc. Amendment No. 1 to Registration Statement on Form 10 filed May 13, 2011 File 0-157204

Dear Mr. Schwall:

We have reviewed your comment letter (the “Comment Letter”), dated June 10, 2011, regarding the Registration Statement on Form 10 (the “Form 10”) of Infinity Energy Resources, Inc. (the “Registrant”) filed on May 13, 2011.  On behalf of the Registrant, we submit this response letter along with Amendment No. 1 to the Form 10 (the "Amendment"), which has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

General, page 2

4.        Please provide updated and consistent disclosure with each amendment. Without limitation, the following are examples of disclosure which requires updating or revision for purposes of consistency:

•	Despite not having any production, you suggest that you "compete in virtually all facets of our businesses with numerous other companies in the oil and gas industry" (page 6);

•	You disclose that you expect the EIS approval process to be "complete within 90 days" (page 28);

•	You describe ongoing litigation under Legal Proceedings (page 37);

•
In your Liquidity discussion, you do not provide the amount of funds drawn since December 31, 2010, nor do you disclose the amount available as of the latest practicable date (page 22, see also related disclosure in Note 9); and

•
Disclosure at pages 3, 21, 24, and 25 suggests that you sold your producing properties in Colorado and Wyoming, there was no production in 2010, and the remaining values of Infinity-Texas and Infinity-Wyoming were written down to zero, but disclosure at pages 8, 12, and 15 suggests that there may yet be production or value in that regard.

In response to the Staff’s comment, the Registrant has revised the disclosure on each of the pages you have cited.

5.        Please provide a map(s) showing the location of any remaining properties.

The Registrant's only remaining property is the Nicaraguan Concessions.  The Registrant has included a map of the Tyra and Perlas prospects, which constitute the Nicaraguan Concessions, as Exhibit 10.27 to the Amendment.

6.        Please amend your filing to update your financial statements as of and for the period ended March 31, 2011.

In response to the Staff’s comment, the Registrant has included its unaudited consolidated financial statements for the three months ended March 31, 2011 and 2010 in the Amendment.

Business, page 3

7.        We notice that you disclose the "success rate" for the Greater Green River Basin. If the success rate in Texas was less than the GGRB rate, please revise to provide the actual success rate for Texas as well.

In response to the Staff’s comment, the Registrant has eliminated the success rates for the Greater Green River Basin and Texas reference in that neither is no longer relevant to the Registrant.  None of the wells in such areas is producing and the information was for periods prior to those covered in the Consolidated Financial Statements included in the Amendment.

Nicaragua, page 3

8.        Please identify all the revenue sharing commitments and contingent fees payable with regard to your Nicaraguan concessions, and provide a cross reference to indicate where the reader may find the more detailed disclosure in that regard.

In response to the Staff’s comment, the Registrant has identified all of the revenue sharing commitments and contingent fees payable regarding the Nicaraguan Concessions and cross referenced them to more detailed disclosures in the Amendment.

Revolving Credit Facility and Fifth Forbearance Agreement, page 5

9.        You disclose that the borrowing base deficiency must be cured by December 31, 2011 through the sale of assets, refinancing, or some other means of raising capital. Please disclose here the amount that must be repaid by that date.

In response to the Staff’s comment, the Registrant added the amount due to be repaid to Amegy Bank by December 31, 2011, which is $11,060,494, plus accrued interest, forbearance and other fees of $6,118,539, for a total of $17,179,033.

Exploration and Production, page 6

Nicaragua Oil and Natural Gas Concessions, page 6

10.        You disclose that after the EIA has been formally approved, you expect to be cleared to commence 2-D and 3-D seismic activities in your concessions. If known, clarify what percentage of the 1.4 million acres in your Tyra and Perlas concessions you estimate might be limited to 2-D seismic mapping, and explain what, if any, impact this could have on the accuracy of your potential reservoir knowledge.

In response to the Staff’s comment, the Registrant has revised the language to indicate that it cannot predict what portions of the Nicaraguan Concessions will be available for 3-D seismic mapping activities.  Certain portions of the Nicaraguan Concessions could not be mapped in 2-D seismic due to their shallow depths.

11.        Also discuss whether your inability to conduct 3-D seismic mapping on a large portion of your acres could have a material adverse effect on your ability to attract partners to assist in the exploration and development of your concessions.

In response to the Staff’s comment, the Registrant has disclosed that a failure to map a substantial portion of the Nicaraguan Concessions with 3-D seismic could have a material adverse impact on its ability to attract funding either directly or through joint ventures, partners or other parties.

Government Regulation of the Oil and Gas Industry, page 7

12.        Please discuss any Nicaraguan regulations applicable to your operations.

In response to the Staff’s comment, the Registrant has added disclosure relating to the Nicaraguan regulations applicable to the proposed operations.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 21

Liquidity, page 22

13.        Please disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including required debt payments and the minimum required under the Nicaraguan concessions, as well as your expenses as a public company. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

In response to the Staff’s comment, the Registrant has included the estimated minimum amount of capital that it will be required over the next 12 months, including debt repayments, public company expenses and the Nicaraguan Concessions.

2011 Operational and Financial Objectives, page 23

14.        You state that management does not expect any major problems gaining approval of your Environmental Impact Assessment (EIA) based on-the previous approval granted Noble Energy, Inc. for its recently completed 3-D seismic mapping program on its Nicaraguan properties. If you retain the disclosure, please clarify how the approval received by a third party based on its 3-D mapping would relate to your situation.

In response to the Staff’s comment, the Registrant has revised the disclosure to indicate that while it expects clearance for mapping activities by the EIA, no assurances can be  offered in this regard.

Production and Other Operating Expenses, page 24

15.        You state that you have substantial doubt that any of the Texas leases are still in force and that you have discontinued the efforts to sell the property. Please reconcile this with your later statement that you are likely to continue to lose acreage as your liquidity concerns continue. Clarify if the Texas leases have been forfeited, or if any are still in effect.  If any are still in effect, please disclose the remaining term of, and any obligations related to, any material leases or concessions.

In response to the Staff’s comment, the Registrant has revised its disclosure to clarify that the Texas leases have terminated.

16.        Quantify the potential or estimated amounts for future periods as a result of commitment shortfalls, and explain how you intend to resolve these matters. We note the related disclosure under "Delivery Commitments" in that regard.

In response to the Staff’s comment, the Registrant has revised the disclosure in the Amendment to clarify that the amounts it accrued as liabilities at December 31, 2010 include the amounts it estimates will be due, including legal expenses, for the commitment shortfalls through December 31, 2011, which is the termination date of the contract.  It plans to seek to settle this action if and when it has the financial resources to do so.

Nicaragua, page 25

17.        Please revise to disclose explicitly when the six year exploration period ends.

In response to the Staff’s comment, the Registrant has added disclosure to indicate that the six-year exploration period commences after it receives approval from the EIA from the relevant governmental agencies in Nicaragua.

Green River Basin. Northwest Colorado, page 26

18.        Please explain what properties these encompass. You earlier disclose that Infinity Wyoming completed the sale of essentially all of its properties in Colorado and Wyoming to Forest Oil in 2008.

In response to the Staff’s comment, the Registrant has eliminated the discussion of the Green River Basin.

Security Ownership of Management, page 30

19.        You disclose in note (3) to the table that Mr. Ross pledged 929,200 common shares and all of his outstanding options. Revise to clarify whether the 340,000 options are included within the 929,200 entry shown in the table and footnote, and confirm that the amount accurately reflects the 10,000 shares sold to date, insofar as the amount pledged is equal to the amount shown as owned.

In response to the Staff’s comment, the Registrant has revised the disclosure regarding the shares of common stock and options that Mr. Ross owns and the number of shares sold respecting the pledge.

Directors and Executive Officers, page 30

20.        Revise the sketch for Mr. Hutchins to ensure that there are no gaps or ambiguities with regard to time in the five year history that Item 401(e) of Regulation S-K requires you to provide.

In response to the Staff’s comment, the Registrant has revised the disclosure relating to Mr. Hutchins.

21.        You disclose on page 31 that since the first quarter of 2007, Mr. Ross has devoted the majority of his time to Digital Alley, Inc., where he serves as Chairman, President and Chief Executive Officer.  Disclose the approximate percentage of his professional time -that he devotes to your business.

In response to the Staff’s comment, the Registrant has disclosed the approximate percentage of time that the Chairman, President and Chief Executive Officer devotes to its business.

Executive Compensation, page 32

22.        Define "Committee" and identify its members at first reference. We note the related disclosure at page 35.

In response to the Staff’s comment, the Registrant has defined the term "Committee" to indicate that it is the Compensation Committee of the Board of Directors and indentified its member to be Leroy C. Richie at the first reference.

23.        Similarly, clarify the reference to Concessions as used in the Summary Compensation Table and at page 34. You previously define and later refer to the "Nicaraguan Concessions" apparently in the same context.

In response to the Staff’s comment, the Registrant has conformed its references to "Concessions" in the Amendment to be the "Nicaraguan Concessions."

24.        Explain how you derived the amounts for the tabular entries under "Non Equity Incentive Plan Compensation" for Messrs. Hutchins and Ross. In that regard, the disclosure at page 36 suggests that the reference is to revenues that will result from the Nicaraguan Concessions. Also explain why the agreement filed as Exhibit 10.26 refers to 8/8ths rather than "all" or 100%.

In response to the Staff’s comment, the Registrant derived the entries in "Non Equity Incentive Plan Compensation" for Messrs. Hutchins and Ross that relate to the value of the revenue sharing interests that each person holds using the same method that it applied to determine the debt discount relating to the revenue sharing interest granted to Off-Shore Finance LLC in connection with its debt financing for the Registrant.

The revenue sharing agreement reference to 8/8ths means "all" or 100%.  It is customary in the oil and gas to refer to the holder's interest in this manner.  In the present case, the Registrant has assigned 4% of 100% of its interest in the Nicaraguan Concessions to certain parties, including 1% to be allocated among its directors and officers.  This means that the Registrant retains a 96% interest in the Nicaraguan Concessions.

25.        Clarify that the one percent referenced is to be divided equally three ways, or revise to explain how it will be divided among the Assignees.

In response to the Staff’s comment, the Registrant has disclosed the allocation of the one percent interest under the revenue sharing agreement among Messrs. Ross, Hutchins and Richie in several places in the Amendment.

26.        Clarify when and with whom the "arms-length negotiations" referenced at page 33 under "Salaries" took place.

In response to the Staff’s comment, the Registrant has disclosed that such negotiations were between the Compensation Committee and Mr. Hutchins.

27.        Revise to clarify whether Mr. Hutchins receives both a stated salary and also bills his services at his accounting firm's normal standard billing rate. In this regard, note 8 to the financial statements explains that you currently do not have any employees and that the staff of your CFO provides the office services, billed at the CFO firm's standard billing rate plus out-of-pocket expenses. The expenses billed are disclosed as $142,117 and $175,990 in 2010 and 2009, respectively; the same amounts included under "all other compensation" in the summary compensation table for Mr. Hutchins. Please clarify if this money was paid to Mr. Hutchins as compensation, or is included as some other expense in your financial statements.

In response to the Staff’s comment, the Registrant revised its disclosure in Amendment No. 1 to note that Mr. Hutchins' salary as chief financial officer is $100,000 per year.  In addition, his accounting firm bills the Registrant for its accounting, tax, bookkeeping and  administrative services.  The amount that Mr. Hutchins' firm bills to the Registrant is after deduction of Mr. Hutchins' annual salary of $100,000.  Accordingly, the Registrant receives credit for the salary  All of the amounts due to Mr. Hutchins and his firm were accrued in general and administrative expenses.  Due to the Registrant's financial condition, it could not pay these amounts.

28.        Also explain why there are different amounts shown as "billed" and "due" at page 36.

In response to the Staff’s comment, the Registrant has revised its disclosure to clarify that all amounts are due.

Certain Relationships and Related Transactions, page 36

29.        Revise to quantify the actual "Funding Amount" as defined in the fourth paragraph, and clarify the potential redemption dates and amounts required in each case.

In response to the Staff’s comment, the Registrant has stated that the Funding Amount was $1,275,000 and added the specific redemption dates and amounts.

Legal Proceedings, page 37

30.        Please disclose the amount of damages and/or the relief sought, and also provide current information regarding the status of all material pending litigation. See Item 103 of Regulation S-K.

In response to the Staff’s comment, the Registrant has disclosed the liability it believes it has to the plaintiffs in both actions and the status of the litigation.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties. page F-8

31.        We note your disclosure which indicates your unevaluated properties are subject to impairment testing. Please clarify and disclose the method in which you test such unevaluated properties for impairment. In addition, tell us whether your unproved properties account includes evaluated properties that are subject to amortization. Refer to Item 4-10(c)(3)(ii)(a) of Regulation S-X.

In response to the Staff’s comment, the Registrant notes that it has no evaluated oil and gas properties. All unproved property costs as of December 31, 2009 and 2010 relate to its Nicaraguan Concessions. Accordingly, it clarified and revised its disclosure in the Amendment.

Note 2 - Debt, page F-12

Subordinated Note Payable, page F-14

Debt Discount, page F-14

32.        We note your disclosure that you reduced your unproved properties account in connection with recording a debt discount on the subordinated notes payable Please tell us:

•	why you netted the liability associated with the issuance of the revenue sharing interest with your unproved properties;

•	if the revenue sharing agreements attach to the property in the event of sale;

•	whether you test the property account net of the aforementioned liability.

(i)
In response to the Staff’s comment, the Registrant's granting of the one percent revenue sharing inertest in the Nicaraguan Concessions represented a conveyance of property interest similar to an overriding royalty interest.  Item 4-10c.6(i) states that : Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.

Accordingly, the fair value of the assigned interest was credited to capitalized unproved costs with an offsetting debt discount.

(ii)	The assigned interest in the property permanently reduces the Registrant's interest. Therefore, if it sells its interest, the interest sold includes the reduction from the assignment.

(iii)
The Registrant assesses its unproved property costs for impairment as discussed in Comment #31. The unproved property costs recorded in its financial statements reflect the reduction for the fair value of this assignment.

33.        Explain to us, in reasonable detail, how the value of the one percent revenue sharing interest granted in connection with the subordinated note payable was determined.

In response to the Staff’s comment, the fair value of the assigned one percent revenue sharing interest discussed in Comment #32 was determined by the Registrant as disclosed in Note 1, “Fair Value of Financial Instruments."

The Registrant estimated the fair value of the Revenue Sharing Interest ( “ORRI”) issued to Off-Shore in relation to the Subordinated Note Payable (“Sub Debt”)  based on (i) an evaluation of the difference between the stated interest rate of the Subordinated and the estimated market effective rate discussed above, and (ii) a historical analysis of compensation issued to employees and directors. Note also that the Company granted similar ORRI to officers and directors and certain service provider as disclosed in Note 5 to the financial statements.

Considerations included the following facts and assumptions:

➢	The Sub Debt is subordinate to the Amegy Senior Secured Notes;

➢
Given the limited assets of the Registrant throughout 2009 and the significant liabilities, although the Sub Debt is secured, the likelihood of the holder receiving any consideration/security after Amegy’s senior secured position is made whole, was considered to be extremely unlikely;

➢	The Registrant, although not in Chapter 7 or Chapter 11 bankruptcy, given its financial duress, it could easily be forced into liquidation by Amegy;

➢	The Sub Debt bears interest at a stated rate of 6.0%;

➢	Some holders of the Sub Debt are also holders of the Registrant’s common stock and may not be deemed to represent third parties;

➢	The default rate on the Amegy Senior Secured Notes in 2009 that was under forbearance was approximately 18%;

➢	The interest rate on the Registrant’s Enervyn note payable is 18%;

Given the subordinated security, the significant liquidity issues faced by the Company, and the potential related-party nature of the creditors, management concluded that a stated 6.0% interest rate was not deemed to be a market rate of interest, especially when the Company has other debt instruments that were currently bearing, or could have borne but were not, a rate of 18%.

As such, management believed that the appropriate mechanism for assessing the reasonableness of the ORRI fair value was to derive an overall effective interest rate for the Sub Debt based on its stated terms and risks inherent in the Company and rates of interests implicit in other similarly capitalized oil and gas companies, and impute the value of the ORRI.

Based on this approach, management  performed a search on EDGAR for any companies with the oil and gas upstream production SIC with references to either Chapter 11 or Chapter 7 Bankruptcy and/or references to SOP 90-7 (pre-Codification reference to companies subject to reorganization).  This search returned two companies:  Rancher Energy Corp and Kodiak Energy Corp.  A summary of key metrics between these two companies is as follows:

	Rancher	Kodiak
Total Assets	18,600,000.0	31,700,000.0
Total Liabilities	14,600,000.0	9,137,000.0
Effective rate of debt instrument	38%	13%
Under Bankruptcy protection	Yes	No

Given that the Registrant’s more senior debt has the ability for a stated rate of 18%, management deemed that to be the appropriate “floor” to the effective rate.  Based on the above comparison, and the fact that Rancher Energy is in bankruptcy, and the Registrant is not, management would expect the Rancher effective rate of 38% to be the effective rate “ceiling” on the Sub Debt.  The Registrant calculated the fair value of the ORRI of $637,000 using the average rate from the two companies of 26%. When the stated rate of 6% on the Sub Debt is considered, plus the computed debt discount of $637,000 (on principal of $1.275 million), the overall effective rate is approximately 28.3%.  The derived 28% (38% less 18%) overall effective rate of interest  is in the middle of the rate of interest on a debt instrument of an oil and gas company in bankruptcy protection (Rancher Energy) versus the 18% rate of interest currently under forbearance by the senior secured creditor (Amegy). Management concluded that the resulting implied fair value of $637,000 per each 1.0% ORRI appears to be reasonably supported by the resulting effective rate of interest on the Sub Debt.

The above valuation methodology is subjective, but was deemed to be a more reasonable and supportable indicator of the ORRI fair value than other valuation methodologies that management considered, including an implied fair value of the ORRI based the Registrant’s enterprise value or a comparison to previous years’ compensation to officers and directors, each of which is discussed below:

Enterprise Value

Management considered determining the ORRI fair value through a comparison of the imputed Enterprise Value of the Registrant, however, decided against such analysis primarily for two reasons.  The first is the trading volume of the Registrant’s stock was such during 2009 so as to question whether the Registrant’s stock price would be reflective of the true fair value of the stock.  The second was the assessment of the fair value of the Registrant’s Senior Secured Notes (Amegy).  Given that the use of both of these introduced further subjectivity into the valuation equation, management concluded not to utilize this technique in assessing the Registrant’s estimate of fair value.

Prior officer/director compensation

Another fair value methodology considered by management was to determine the fair value of the ORRI based on the fair value of consideration granted/paid/issued to officers/directors of the Registrant in prior years.  However, management abandoned this valuation methodology given that (i) the Registrant’s operations have changed considerably over the past three years, e.g., the Registrant had domestic producing oil and gas properties in CO, WY and TX, in addition to a field services company, and (ii) the composition and resulting roles and responsibilities of such officers and directors has changed considerably.  As a result, any analysis utilizing this comparison introduced too many factors which subjectivity was deemed to significant to result in any reasonable indicator of fair value.

Note 5 — Supplemental Oil and Gas Information, page F-16

Costs Incurred in Oil and Gas Activities

34.        Describe for us the specific nature of the costs capitalized as property acquisition costs dining your two most recent years. See the definition at Rule 4-10(a)(i) of Regulation S-X.

In response to the Staff’s comment, during the years ended December 31, 2010 and 2009, the Registrant capitalized costs related to the Nicaragua concessions. These costs related to seismic studies and activities; required activities under the concession agreements with the government; legal fees; internal salaries, other compensation and expenses of Registrant personnel directly involved in these activities, and capitalized interest.

Management has determined that the costs incurred for the years ended December 31, 2010 and 2009 as reflected in our Note 5 were not correct.  The Registrant has revised its “Costs Incurred" disclosure to  correctly reflect the amounts and category of costs.

Costs Not Being Amortized

35.        Revise your disclosure of costs not being amortized to present this information by category of cost. See Rule 4-10(e)(7) of Regulation S-X.

In response to the Staff’s comment, and considering our above discussion regarding changing the amounts and classification of costs incurred in the years ended December 31, 2010 and 2009, the Registrant has revised its disclosure for “Costs Not Being Amortized."

Exhibits

36.        File all exhibits and properly label them. In that regard, you have not filed via EDGAR exhibits tagged as 10.16, 10.21, 10.24, and 10.27, and the exhibit you list as 10.28 in your index actually was filed as exhibit 10.29. Also clearly identify when and with what filing any previously filed exhibit was provided.

In response to the Staff’s comment, the Registrant has filed missing exhibits and labeled them properly.

Sincerely,

/s/ Christian J. Hoffmann III For the firm

cc:	Stanton E. Ross